	FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
/ /	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	Washington, DC 20549	OMB NUMBER: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response...0.5

	(Print or Type Responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person *	2. Issuer Name and Ticker or Trading Symbol		6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
XTRM
Scott E. Lynn			X Director 10% Owner
(Last) (First) (Middle)	3. I. R. S. Identification Number of Reporting	4. Statement for Month/Day/Year	X Officer (give title below) Other (specify below)
	Person, if an entity (Voluntary)	September 5, 2002	President and CEO
110 Pleasant Ridge Drive
(Street)	###-##-####	5. If Amendment, Date of	7. Individual or Joint/Group Reporting
Rogers, Arkansas 72756		Original (Month/Day/Year)	(check applicable line)
(City) (State) (Zip)			X Form Filed by one Reporting Person
Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date	2A. Deemed	3. Transaction Code		4. Securities Acquired (A) or Disposed			5. Amount of Securities	6. Ownership	7. Nature of
(Instr. 3)	(Month/Day/Year)	Execution Date,	(Instr.8)		of (D) (Instr. 3, 4 and 5)			Beneficially Owned Following	Form: Direct	Indirect
		If any						Reported Transactions(s)	(D) or Indirect	Beneficial
		(Month/Day/Year)				(A) or		(Instr. 3 and 4)	(Instr. 4)	Ownership
			Code	V	Amount	(D)	Price			(Instr.4)
Brass Eagle Common Stock								121,612	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts calls warrants options, convertible securities)

1. Title of	2. Conversion	3. Transaction Date	3A. Deemed	4. Transaction		5. Number of Derivative		6. Date Exercisable and		7. Title and Amount		8. Price of	9. Number of	10. Ownership	11. Nature
Derivative	or Exercise	(Month/Day/Year)	Execution	Code		Securities Acquired (A)		Expiration Date		of Underlying Securities		Derivative	Derivative	Form of	of Indirect
Security	Price of		Date, if any	(Instr. 8)		Or Disposed of (D)		(Month/Day/Year)		(Instr. 3 and 4)		Security	Securities	Derivative	Beneficial
(Instr. 3)	Derivative		(Month/Day/			(Instr. 3, 4 and 5)						(Instr.5)	Beneficially	Securities	Ownership
	Security		Year)										Owned	Beneficially	(Instr.4)
													Following	Owned at End
											Amount		Reported	of Month
											or		Transaction(s)	(Instr. 4)
								Date	Expiration		Number		(Instr. 4)
				Code	V	(A)	(D)	Exercisable	Date	Title	of Shares
Brass Eagle
Common
Stock
Options	$0.56	9/5/02	N/A	X		A		9/15/1997	9/15/02	Options	62,584 *	$0.56	213,471	Stock Options

Explanation of Responses:
*  Exercise was for 62,584 shares. Reporting Person accepted 36,970 shares from the Company, with the remainder used to cover the exercise price and tax withholding.

/s/ E. Lynn Scott	September 5, 2002
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.